Consolidation Services, Inc.
2300 West Sahara Drive
 Las Vegas, NV 89102

January 28, 2011

United States
Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549

Re:	Consolidation Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarter Ended June 30, 2010
File No. 333-142105

Dear Ms. DiSilvio:

The Company needs additional time to address the contents of the comment letter submitted.

This letter confirms our request of a two (2) week extension of time to respond the above referenced comment letter.

Sincerely,

CONSOLIDATION SERVICES, INC.

/s/ Pamela J. Thompson

Pamela J. Thompson
Chief Financial Officer